UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 6, 2012 entitled “Arcos Dorados to reduce income statement volatility associated with its executive compensation program”

FOR IMMEDIATE RELEASE

ARCOS DORADOS TO REDUCE INCOME STATEMENT VOLATILITY ASSOCIATED WITH ITS EXECUTIVE COMPENSATION PROGRAM

Buenos Aires, Argentina, September 6, 2012 – Arcos Dorados Holdings Inc.(NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, announced today that it has entered into a Total Return Equity Swap transaction with Goldman Sachs International to reduce most of the impact that its stock price variation has on its income statement as a result of recognizing the compensation expense from the Long Term Incentive Plan (the CAD program).  The goal of the transaction is to reduce the future volatility of Arcos Dorados’ results of operations resulting from fluctuations in its stock price.

Under the Total Return Equity Swap, the Company receives (or pays) the gains (or losses) plus dividends on a notional number of 2,272,551 of its Class A shares. The reference price for the Total Return Equity Swap is $13.7689 per share.

The Total Return Equity Swap transaction will mature no later than September, 2013.  Additionally, subject to certain limitations, the Company may reduce the notional number of Class A shares underlying the Total Return Equity Swap transaction prior to the transaction’s maturity.

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,840 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2011.  Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

For further information, please contact:
Sofia Chellew
sofia.chellew@ar.mcd.com
T: (+5411) 4711-2515
www.arcosdorados.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 6, 2012